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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                            HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   412552 309
                                 (CUSIP Number)

   Michael B. Rohlfs, Dearborn Financial, Inc., 5N762 Burr Road, St. Charles,
                              IL 60175-630-443-4650
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or

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otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 412552 309

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael B. Rohlfs
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,562,556
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               None
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          1,562,556
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,562,556
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 6.28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

------------------------------------------------------------------------
            Date
            October 14, 2002

--------------------------------------------------------------------------------
Signature

            Michael B. Rohlfs

--------------------------------------------------------------------------------
Name/Title             Michael B. Rohlfs
                       Attorney-in-Fact,     Traco International, N.V.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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ITEM 1. Security and Issuer

This Statement relates to common stock, $0.01 par value per share ("Common Stock") of Harken Energy Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 580 WestLake Park Boulevard, Suite 600, Houston Texas 77079.

ITEM 2. Identity and Background

The person filing this Statement is Michael B. Rohlfs ("Mr. Rohlfs"). Mr. Rohlfs' business address is 5N762 Burr Road, St. Charles, Illinois 60175. Mr. Rohlfs is an independent businessman and investor.

During the last five years Mr. Rohlfs has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Rohlfs is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Considerations

The Schedule 13D is being filed by Mr. Rohlfs because Mr. Rohlfs holds a general power of attorney from Traco International, N.V. ("Traco"), which power of attorney grants Mr. Rohlfs the power to act as attorney-in-fact on behalf of Traco to vote or dispose of any securities owned by Traco. Traco is a Netherlands Antilles corporation which is one hundred percent owned and controlled by Abdullah Taha Bakhsh ("Mr. Bakhsh"), a citizen of Saudi Arabia. Mr. Bakhsh used his personal funds to capitalize Traco.

Through Traco and other foreign corporations one hundred percent owned, controlled and capitalized by Mr. Bakhsh, Mr. Bakhsh indirectly held and owned over five percent of the Issuer's Common Stock for more than ten consecutive years until 1999. However, due to the impact of equity transactions involving the Issuer and other parties, Mr. Bakhsh's indirectly owned stake of the Issuer's Common Stock dropped below a five percent level in 1999.

During 2001, indirectly through Traco, Mr. Bakhsh purchased additional shares of the Issuer's Common Stock in the open market, causing the total shares then held and owned indirectly by Mr. Bakhsh, through Traco, to exceed five percent of Issuer's Common Stock outstanding. The consideration for the foregoing purchases was provided by funds representing working capital of Traco.

Due to the impact of the Issuer's Standby Purchase Agreement with Lyford Investments Enterprises Ltd. ("Lyford") dated September 6, 2002, which resulted in Lyford receiving


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1,714,286 shares of Issuer's common stock, Mr. Bakhsh's indirectly owned stake of the Issuer's Common Stock once again dropped below a five percent level.

During the period October 7, 2002 through October 14, 2002, indirectly through Traco, Mr. Bakhsh purchased 324,500 shares of the Issuer's Common Stock in the open market for aggregate consideration of $78,457.00 (including commissions), causing the total shares then held and owned indirectly by Mr. Bakhsh, through Traco, to exceed five percent of the Issuer's Common Stock outstanding. The consideration for the foregoing purchases was provided by funds representing the working capital of Traco.

ITEM 4. Purpose of Transaction

The shares of the Issuer's Common Stock were acquired by Traco for investment purposes only.

Mr. Rohlfs does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. Interest in Securities of the Issuer

As of the date of this Statement, Mr. Rohlfs, as attorney-in-fact of Traco under his general power of attorney, is deemed to beneficially own 1,562,556 shares of the Common Stock of the Issuer. The number of shares of Common Stock of the Issuer outstanding as of October 11, 2002, the latest date for which such information is currently available, was 24,850,293. As of October 14, 2002, based upon the total number of shares of the Issuer's Common Stock outstanding on October 11, 2002, Mr. Rohlfs, as attorney-in-fact for Traco, owned beneficially approximately 6.287 % of the Common Stock of the Issuer outstanding as of that date.

Mr. Rohlfs has the sole power to direct the vote and disposition of the 1,562,556 shares of Issuer's Common Stock that he beneficially owns by reason of his general power of attorney from Traco (the "Shares").

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Except for the transactions reported in this Statement, no transactions in the
Issuer's Common Stock were affected by Mr. Rohlfs directly or indirectly during the past sixty days. Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rohlfs or any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the general power of attorney granted by Traco in favor of Mr. Rohlfs which is discussed herein

ITEM 7. Material to be Filed as Exhibits

The general power of attorney granted by Traco in favor of Mr. Rohlfs.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 15, 2002


Signature:  /s/ Michael B. Rohlfs
            --------------------------
Name:       Michael B. Rohlfs